Filed by United Technologies Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Raytheon Company
Commission File No. 001-13699
Date:  July 24, 2019

 THOMSON REUTERS STREETEVENTS  EDITED TRANSCRIPTUTX - Q2 2019 United Technologies Corp Earnings Call  EVENT DATE/TIME: JULY 23, 2019 / 12:30PM GMT  OVERVIEW:UTX reported 2Q19 reported sales of $19.6b and GAAP EPS of $2.20. Expects 2019 adjusted EPS to be $7.90-8.05.

JULY 23, 2019 / 12:30PM, UTX - Q2 2019 United Technologies Corp Earnings Call

CORPORATE PARTICIPANTS

Akhil Johri *United Technologies Corporation - Executive VP & CFO*

Carroll Lane *United Technologies Corporation - VP of IR*

Gregory J. Hayes *United Technologies Corporation - Chairman, CEO & President*

CONFERENCE CALL PARTICIPANTS

Cai von Rumohr *Cowen and Company, LLC, Research Division - MD & Senior Research Analyst*

Carter Copeland *Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense*

Charles Stephen Tusa *JP Morgan Chase & Co, Research Division - MD*

Jeffrey Todd Sprague *Vertical Research Partners, LLC - Founder and Managing Partner*

Julian C.H. Mitchell *Barclays Bank PLC, Research Division - Research Analyst*

Myles Alexander Walton *UBS Investment Bank, Research Division - Research Analyst*

Nigel Edward Coe *Wolfe Research, LLC - MD & Senior Research Analyst*

Noah Poponak *Goldman Sachs Group Inc., Research Division - Equity Analyst*

Peter J. Arment *Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst*

Rajeev Lalwani *Morgan Stanley, Research Division - Executive Director*

Ronald Jay Epstein *BofA Merrill Lynch, Research Division - Industry Analyst*

Sheila Karin Kahyaoglu *Jefferies LLC, Research Division - Equity Analyst*

PRESENTATION

Operator

Good morning, and welcome to the United Technologies Second Quarter 2019 Earnings Conference Call.

On the call today are Greg Hayes, Chairman and Chief Executive Officer; Akhil Johri, Executive Vice President and Chief Financial Officer; and Carroll Lane, Vice President, Investor Relations.

This call is being carried live on the Internet, and there is a presentation available for download from UTC's website at www.utc.com.

Please note, except where otherwise noted, the company will speak to results from continuing operations, excluding restructuring costs and other significant items of a nonrecurring and/or nonoperational nature, often referred to by management as other significant item.

The company also reminds listeners that the earnings and cash flow expectation and any other forward-looking statements provided in this call are subject to risks and uncertainties. UTC's SEC filings, including its forms 10-Q and 10-K, provide details on important factors that could cause actual results to differ materially from those anticipated in forward-looking statements.

In addition and connection with the merger to be discussed today, UTC has filed with the SEC a registration statement, which will include a perspective of UTC and joint proxy statements of UTC and Raytheon that will contain important information about UTC, Raytheon, the merger and related matters. (Operator Instructions)

Please go ahead, Mr. Hayes.

***

Maybe just a minute on the spin transactions. They are on track as we have noted before to be completed in the first half of 2020. And as you know, we’re targeting completion at the first half -- end of the first quarter of next year, subject to the timing of the tax rulings in a couple of jurisdictions.As you saw in early June, we named the CEOs for both Carrier and Otis, and we’re making good progress on the Board formation for both companies. So everything continues to be on track with all of the portfolio separation activities. We have about 600 people working. We’ve got about 13,000 tasks yet to complete, but we will get this done. And we’re confident, by the early part of next year, we’ll be ready to go with the spins.Finally, maybe just a word on Raytheon. As I said in Paris, the combination of Raytheon and United Technologies Aerospace largely completes our strategy to become the leading platform agnostic provider of high-tech systems to the aerospace and defense industry. We’re really confident that this proposed merger capitalizes on the unique opportunity to create significant long-term value for our shareowners, for our customers and employees. And we believe that we will redefine the A&D industry for decades to come. In the near term, you can also expect to see over $1 billion of gross cost synergies by year 4 and allow for accelerated capital returns to shareowners in the form of dividends and share repurchase. As we said last month, you can expect $18 billion to $20 billion returned to shareowners in the first 3 years post close. The transaction, we expect, will be immediately accretive to UTC earnings. And we expect to see $0.20 to $0.30 of EPS accretion on an adjusted basis in the first full year following the close. You’ll see a few exhibits in the appendix that highlights some of the key attributes of the deal.    JULY 23, 2019 / 12:30PM, UTX - Q2 2019 United Technologies Corp Earnings Call  ***

     Ronald Jay Epstein - BofA Merrill Lynch, Research Division - Industry AnalystHow does having Raytheon in the portfolio, if you will, or the combination, change your thinking about that, right? I mean Raytheon should be a fantastic source of additional capital, so on and so forth, I mean, right? So I mean, how does that -- how does having Raytheon change that versus not having Raytheon?Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentWell, look, I think when you look at the cash flows of the combined company, as you understand that some of these decisions as a standalone commercial aerospace business, it’s a much bigger deal then as a combined aerospace and defense industry. But also, I think it gives us the ability to capitalize on their technologies and for them to capitalize on our technologies. And with 60,000 engineers between the 2 companies, I got to believe we’re going to find some savings on some of these programs as we’re able to capitalize on each other’s technology. But I think, fundamentally, what Raytheon gives us is the scale to compete anywhere, any time in any program that we choose to. And again, it’s not that we’re going to go chase everything. That’s not the idea. We’re still going to be disciplined in where we put our capital. But I think, again, it’s a -- it’s just a great opportunity for us to be able to continue to invest, but also to give a lot of cash back to shareowners over the next 3 to 5 years. And I think that’s the beauty of the Raytheon merger.      Jeffrey Todd Sprague - Vertical Research Partners, LLC - Founder and Managing PartnerAnd then also just coming around to the S-4, I understand the unlevered free cash flow that we see there is different than the free cash flows defined typically in the -- world we operate in. But the numbers there do suggest that, perhaps, there’s some upside to that kind of $8 billion number you laid out for 2021 post merger for the combined aero company. Am I interpreting that correctly? Can you address that at all?Akhil Johri - United Technologies Corporation - Executive VP & CFOYou are absolutely interpreting that correctly. There would be about $1 billion difference, at this point, if you do the math. I think it’s easy for anybody to do that. But what I tell you is 2 things. One is what is -- what you see in the S-4 and what was used for valuation purposes were our internal plans. As you would expect, any reasonable management team to do is to not necessarily put that out as guidance. So we would -- when    JULY 23, 2019 / 12:30PM, UTX - Q2 2019 United Technologies Corp Earnings Call  ***

           JULY 23, 2019 / 12:30PM, UTX - Q2 2019 United Technologies Corp Earnings Call  we gave you the $8 billion number, that had a little bit of conservatism baked into as a -- because I knew you would ask me that question in 2021. So I just wanted to make sure that, that number was something we could absolutely deliver on. And the second point is that there is still that discussion we were having earlier. Even though these separations may happen by 2020, which are likely to happen by 2020 first quarter, or second quarter at the latest, there may be some lingering tax payments associated with the separation activities, which may go into 2021 as we file returns in foreign jurisdictions and actually make cash payments in 2021 associated with the separation. So we kept a little room for that. So -- but net-net, you’re right, operationally, it should be higher.Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentI think the key thing there, Jeff, is that when we did the valuation of UTC Aerospace, we had full up cash flows of the businesses forecasted. You’ve uncovered Akhil’s little hedging technique there, which is probably not a surprise to anybody that knows Akhil. But the fact is we think we got full and fair value for all of those cash flows going forward. And we’ll see what the other cash looks like as it relates to the separation activity. But really, it was just our own conservatism in terms of what we put out to The Street versus how we actually value the business.OperatorAnd our next question comes from Carter Copeland of Melius Research.Carter Copeland - Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & DefenseJust a follow-up quickly on that S-4 cash disclosure. I noted, just from a methodology standpoint, there was, I guess, some difference in there and how it treated non-operational aerospace investing cash flows. Can you help explain what those were and maybe how much we should think that impacted that number that you -- that we see in the S-4?Akhil Johri - United Technologies Corporation - Executive VP & CFOSo Carter, this is something that we have talked about a little bit over the last couple of years. As people have been looking at items below our free cash flow definition, the investing cash associated with the payments we make to Rolls-Royce, the leased pool assets that we have put in place every year, some cost -- limited amount of customer financing that we do, right, all that stuff shows up in our investing cash flow below free cash flow number. So for purposes of relative valuation, since that is a relatively reliable number or outflow, it was only fair to reflect that in the unlevered cash flows for purposes of valuation of the company because that number will stay going forward. Now that will come down over time as we have talked. This year, it’s probably between $1 billion to $1.5 billion. That number goes down below $1 billion as we move forward in time. Leased pool assets won’t be as high as they are. Customer financing will be a little bit less. And the Rolls-Royce payments have a finite life to it. They go away after 2027. So we took all that into account, but it was a fair cash call on our aero future cash flows.***

     OperatorAnd our next question comes from Rajeev Lalwani of Morgan Stanley.Rajeev Lalwani - Morgan Stanley, Research Division - Executive DirectorGreg, Akhil, when coming back to the S-4 and some of the information in there, clearly, you’re providing some pretty good numbers as far as growth going forward. I think it implies, once you take into account, capital returns somewhere in the mid-teens. One, is that right? And then two, what’s the risk to all of that? You obviously caveated it in terms of maybe some potential incremental investments on engines and so on. So just trying to get comfortable with, one, is that opportunity really that big? And then two, what’s the risk to it really materializing?Akhil Johri - United Technologies Corporation - Executive VP & CFOI think the biggest point that you made, Rajeev, is the risk associated, and Bob Leduc mentioned this, so this shouldn’t be a surprise to anybody is NMA investment, right? If we were fortunate enough to win the NMA, if NMA is to be launched and we win the engine on that, that would definitely be an investment not contemplated in those numbers. What is also not contemplated to some extent, this is business as usual internal plans that were put out there, right? There is also incremental near term. There could be some pressures associated with restructuring investments that we need to make in the business to continue to drive margins in the long term. And as Greg said, if there is additional opportunities that come in front of Collins Aerospace that are associated with NMA or something else, you could see some. So this is business as usual, internal plans, driving the    JULY 23, 2019 / 12:30PM, UTX - Q2 2019 United Technologies Corp Earnings Call

     JULY 23, 2019 / 12:30PM, UTX - Q2 2019 United Technologies Corp Earnings Call  businesses to better performance, as you would expect us to do, but there are always risks out there, or investments needed, which can sometimes dampen that outlook a little bit.Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentYes. I would just add to that, I think this was a -- our best, most reasonable forecast that we put forward that we shared and felt comfortable sharing with Raytheon and the bankers as we went through the valuation. We tried not to put everything, including the kitchen sink into this valuation. It-- we wanted it to stand on its own. At the same time, I believe, there is both upside as well as some downside risk. And the upside, as Akhil said, is we have more to do on margins at Pratt. We have to invest in automation. We have to invest in the factories. We have to invest to take the cost down even further than what’s laid out on these plans. And all of that should lead potentially to higher margins, but it also would require higher capital investments, higher cash investments and the restructuring, which are not in there. So we think it’s a very balanced view of the business going forward, taking full benefit of course for the GTF investments that we’ve made over the last 10 or 12 years.***

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the Rockwell Collins acquisition, the proposed merger with Raytheon Company (“Raytheon”) or the spin-offs by United Technologies of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger with Raytheon Company, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Raytheon Company operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger with Raytheon and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger with Raytheon and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger with Raytheon; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which United Technologies, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of United Technologies’ and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of United Technologies’ shareowners and Raytheon’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of United Technologies or Raytheon or both to terminate the merger agreement; (20) risks relating to the value of the United Technologies’ shares to be issued in the proposed merger with Raytheon, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger with Raytheon cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of United Technologies’ and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including United Technologies’ integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of United Technologies, Raytheon and the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to United Technologies and United Technologies’ shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger with Raytheon and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed United Technologies’ estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of United Technologies and Raytheon and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on United Technologies’ resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transactions described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies assumes no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed merger, United Technologies has filed a registration statement on Form S-4, which includes a preliminary prospectus of United Technologies and a preliminary joint proxy statement of United Technologies and Raytheon Company (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of United Technologies will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to United Technologies’ shareowners and Raytheon Company’s shareholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Raytheon Company. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon Company with the SEC may be obtained free of charge at Raytheon Company’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon Company by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

United Technologies and Raytheon Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon Company’s directors and executive officers is available in Raytheon Company’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Raytheon Company as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.